[letterhead of Belvedere SoCal]

October 11, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Registration No. 333-141453

Registration Statement on Form S-4 of Belvedere SoCal

Dear Ladies and Gentlemen:

Belvedere SoCal hereby requests that the effective date of its Registration Statement on Form S-4 be accelerated to 10:00 a.m. Eastern Time, on October 12, 2007, or as soon as possible thereafter, pursuant to Rule 461 under the Securities Act of 1933, as amended.

Belvedere SoCal acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BELVEDERE SOCAL

By:	/s/ Alison Davis
Name:	Alison Davis
Title:	Chief Executive Officer